NO ACT

PE
1-25-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025727

Received SEC
MAR 26 2012
Washington, DC 20549

March 26, 2012

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-26-12

Re: Comcast Corporation
Incoming letter dated January 25, 2012

Dear Mr. Aaronson:

This is in response to your letter dated January 25, 2012 concerning the shareholder proposal submitted to Comcast by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st Floor
New York, NY 10017

March 26, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Comcast Corporation
Incoming letter dated January 25, 2012

The proposal relates to a lobbying report.

There appears to be some basis for your view that Comcast may exclude the proposal under rules 14a-8(b) and 14a-8(f). You represent that not all classes of Comcast's common stock have the right to vote on the proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." We note that the proponent appears to have failed to supply, within 14 days of receipt of Comcast's request, documentary support sufficiently evidencing that it held the minimum amount of securities entitled to be voted on the proposal for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Comcast relies.

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 25, 2012

Re: ***Shareholder Proposal Submitted by the New York State Comptroller***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (collectively, the "**2012 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from the Office of the Comptroller of the State of New York, on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2012 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2012 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 20, 2012. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2012 Proxy Materials pursuant to the provisions of Rule 14a-8(b) because the Proponent has failed to establish that he had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal.

Furthermore, the Company has previously received a substantially identical shareholder proposal from an individual named Vincent Smith (the "**Vincent Smith Proposal**"), a copy of which is attached hereto as Exhibit B. The Vincent Smith Proposal is itself the subject of a current No-Action Letter request by Comcast under Rule 14a-8(b), a copy of which is attached hereto as Exhibit C. In the event that the Staff decides that neither the Proposal nor the Vincent Smith Proposal is subject to exclusion from the Company's 2012 Proxy Materials on procedural grounds, we respectfully request that the Staff concur in our opinion that the Proposal may be excluded because it "substantially duplicates another proposal previously submitted to the [C]ompany by another proponent that will be included in the [C]ompany's proxy materials for the same meeting." Rule 14a-8(i)(11).

I. Procedural Exclusion: Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. For the purposes of Rule 14a-8(b)(2)(i), when the securities are held through the Depository Trust Company ("**DTC**"), the Staff has determined that "only DTC participants should be viewed as 'record' holders of securities." Staff Legal Bulletin 14F. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on November 30, 2011. In the letter accompanying the Proposal, the Proponent represented that the Proponent was the beneficial owner of "Comcast Corporation shares" that the Proponent had held continuously for at least one year. Additionally, the Proponent stated that the Proponent intended to hold at least $2,000 worth of these shares through the date of the Company's 2012 annual meeting. The Proponent did not, however, provide written proof of such holdings from the record holder, but stated that a letter from J.P. Morgan Chase verifying the Proponent's ownership would follow. Nor did the Proponent indicate whether such holdings were of Class A Common Stock, which would entitle the Proponent to make the Proposal, or Class A Special Common Stock, which would not entitle the Proponent to make the Proposal.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency, which is attached hereto as Exhibit D (the "**Notice of Deficiency**"), by fax and by UPS Overnight Mail to the Proponent on December 6, 2011 requesting that the Proponent provide the necessary proof required by Rule 14a-8(b)(2) within 14 calendar days of its receipt of the Company's request. The Company received confirmation of both the fax and the UPS deliveries. These confirmations are attached hereto as Exhibit E.

On December 7, 2011, the Company received a letter from Daniel F. Murphy of J.P. Morgan Chase (the "**J.P. Morgan Letter**"). The letter, which is attached hereto as Exhibit F, stated:

> [T]he New York State Common Retirement Fund has been a beneficial owner of Comcast Corporation continuously for at least one year as of November 23, 2011.
>
> Please note, that J.P. Morgan Chase, as custodian and a member of the Depository Trust Company (DTC), for the New York State Common Retirement Fund, held a total of 10,923,493 shares of common stock as of November 23, 2011 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000 for at least twelve months prior to said date.

Like the letter accompanying the Proposal, the J.P. Morgan Letter did not indicate whether the Proponent's holdings were of Class A Common Stock, which would entitle the Proponent to make the Proposal, or Class A Special Common Stock, which would not entitle the Proponent to make the Proposal. Nor did the J.P. Morgan Letter provide proof that the Proponent "continuously held at least $2,000 in market value, or 1%, of [Comcast's] securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date [Proponent] submit[ted] the [P]roposal." Rule 14a-8(b)(1) (emphasis added). The J.P. Morgan letter stated that "[t]he value of [Proponent's] ownership had a market value of at least $2,000 for at least twelve months prior to" November 23, 2011. The Proponent submitted the Proposal on November 30, 2011. As a result, the J.P. Morgan Letter fails to meet Rule 14a-8(b)'s requirements because it "do[es] not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted." Staff Legal Bulletin 14F.

As of the date of this letter, the Company has not received any additional communications from the Proponent. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2012 Proxy Materials.

II. Substantive Exclusion: Duplication

As indicated above, another shareholder previously proposed a substantially identical shareholder proposal for inclusion in the 2012 Proxy Materials. See Vincent Smith Proposal, attached as Exhibit B. The Company has requested that the Staff concur in its opinion that this previously received proposal may be properly excluded from the 2012 Proxy Materials as a result of that proponent's failure to comply with Rule 14a-8(b). See Exhibit C. Should the Staff decided that neither the Proposal nor the Vincent Smith Proposal may be properly excluded under Rule 14a-8(b), the Company respectfully requests that the Staff concur in its view that the Proposal is instead excludable under Rule 14a-8(i)(11) because it "substantially duplicates another proposal previously submitted to the [C]ompany by another proponent that will be included in the [C]ompany's proxy materials for the same meeting."

[*Remainder of page intentionally left blank.*]

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

William H. Aaronson

Enclosures

cc: Patrick Doherty
Office of the New York State Comptroller

Arthur R. Block
Comcast Corporation

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 30, 2011

Arthur R. Block
Corporate Secretary
Comcast Corporation
One Comcast Center
Philadelphia, Pennsylvania 19103

Dear Mr. Block:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Comcast Corporation of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Comcast Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Whereas, businesses have a recognized legal right to express opinions to legislators and regulators on public policy matters, it is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of **Comcast's** policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of **Comcast** request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

Comcast spent approximately **$25.5** million in 2009 and 2010 on direct federal lobbying activities, according to disclosure reports (*U.S. Senate Office of Public Records*). This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

Such expenditures and contributions can potentially involve the company in controversies posing reputational risks.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

EXHIBIT B

Vincent J. Smith

FISMA & OMB Memorandum M-07-16

November 28, 2011

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2012. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Comcast common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Comcast common stock through the date of the Company's 2012 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,

Vincent J. Smith

Enclosure

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Comcast Corporations' ("Company") policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Comcast Corporation request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation composed of both corporate members and state legislators.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure;
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16.79 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records* *http://www.senate.gov/pagelayout/legislative/one_item_and_teasers/opr.htm*)This figure may not include grassroots lobbying, to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

EXHIBIT C

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 25, 2012

Re: ***Shareholder Proposal Submitted by Vincent Smith***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (collectively, the "**2012 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Vincent Smith (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2012 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2012 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 20, 2012. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the Proposal, which is attached hereto as <u>Exhibit A</u>, may be properly omitted from the 2012 Proxy Materials pursuant to the provisions of Rule 14a-8(b) because the Proponent has failed to establish that he had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal.

Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. For the purposes of Rule 14a-8(b)(2)(i), when the securities are held through the Depository Trust Company ("**DTC**"), the Staff has determined that "only DTC participants should be viewed as 'record' holders of securities." Staff Legal Bulletin 14F. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on November 29, 2011. In the letter accompanying the Proposal, the Proponent represented that he is "the beneficial owner of Comcast common stock with a market value in excess of $2,000 and [has] held it continuously for more than a year prior to this date of submission." The letter also stated that the Proponent "intend[s] to continue to own Comcast common stock through the date of the Company's 2012 annual meeting." The Proponent did not, however, provide written proof of his holdings from the record holder. Nor did the Proponent indicate whether such holdings were of Class A Common Stock, which would entitle the Proponent to make the Proposal, or Class A Special Common Stock, which would not entitle the Proponent to make the Proposal. Additionally, though the Proponent stated that he "intend[s] to continue to own Comcast common stock through the date of the Company's 2012 annual meeting," the Proponent failed to indicate that he planned to continue to hold at least $2,000 worth of the Company's Class A Common Stock during that period.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency, which is attached hereto as Exhibit B (the "**Notice of Deficiency**"), by UPS Overnight Mail to the Proponent on December 6, 2011, requesting that the Proponent provide the necessary proof required by Rule 14a-8(b)(2) within 14 calendar days of its receipt of the Company's request. The Company received confirmation that UPS delivered the Notice of Deficiency on December 7, 2011, and this confirmation is attached hereto as Exhibit C.

Fifteen days later, on December 22, 2011, the Proponent sent two documents to the Company by fax (the "**December 22 Fax**," a copy of which is attached hereto as Exhibit D). The first document appears to be a copy of page 2 of 6 from the Proponent's October 2011 Fidelity Investments account statement (the "**Investment Report**"). The Investment Report states that, during the month of October 2011, the Proponent held in excess of $20,000 of Comcast Class A Common Stock. The second documents appears to be a revised and back-dated cover letter to a shareholder proposal (presumably the Proposal, but there is no enclosure and the date of this revised letter—December 8, 2011—does not accord with the date of the Proposal's submission—November 29, 2011) (the "**Revised Cover Letter**"). The Revised Cover Letter is substantially identical to the original cover letter (described above), except that any reference to "Comcast common stock" has been replaced by "Comcast Class A common stock."

Under Rule 14a-8(f)(1), the Proponent's response to the Company's Notice of Deficiency was required to be postmarked or transmitted electronically by December 21, 2011, which would be within 14 days of his receipt of that notice. Because the Notice of Deficiency was delivered to the Proponent on December 7, 2011 and the Proponent's response was sent on December 22, 2011, the Proponent's December 22 Fax was untimely.

Moreover, the December 22 Fax does not satisfy Rule 14a-8(b)'s proof-of-ownership requirements. Even assuming that the Investment Report can be considered a statement by the securities' record owner under Rule 14a-8(b)(2), the Investment Report only demonstrates that the Proponent held the requisite value of Comcast voting shares between the dates of October 1, 2011, and October 31, 2011. Because the statement gives no definitive indication of the levels of the Proponent's ownership before or after those dates, the Investment Report cannot "verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted." Staff Legal Bulletin 14F. Furthermore, like the original cover letter, the Revised Cover Letter failed to indicate that the Proponent intended to retain shares of least $2,000 in market value up until the time of the 2012 annual meeting.

On January 3, 2012, the Company received by fax a copy of a letter from Jodi Shattuck of Fidelity Investments to the Proponent (the "**Fidelity Letter**"). The Fidelity Letter, which is attached hereto as Exhibit E, stated:

> you own a total of 1,056.813 shares of Comcast Corp New C1 A (CMCSA) as of the close of business on Friday, December 16, 2011. You became an initial shareholder as of 03/31/2006, and have consistently purchased additional shares up through September of 2011 through your company's employee stock purchase plan.

Like the December 22 Fax, the Fidelity Letter was transmitted electronically more than 14 days after the Proponent received the Notice of Deficiency and is therefore untimely under Rule 14a-8(f)(1). Moreover, the Fidelity Letter only verifies the volume of the Proponent's holdings in Comcast voting stock "as of the close of business on Friday, December 16, 2011" and does not indicate the market value of the Proponent's Comcast holdings at any point prior to that time. As a result, the Fidelity Letter does not verify that the Proponent "continuously held at least $2,000 in market value, or 1%, of [Comcast's] securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date [Proponent] submit[ted] the [P]roposal." Rule 14a-8(b)(1).

As of the date of this letter, the Company has not received any additional communications from the Proponent. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2012 Proxy Materials.

[*Remainder of page intentionally left blank*]

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

William H. Aaronson

Enclosures

cc: Vincent Smith

Arthur R. Block
Comcast Corporation

EXHIBIT A

Comcast
TO: Arthur R Block
215-981-7794

RE: Shareholder Proposal

From: Vincent J. Smith, Shareholder

Vincent J. Smith

FISMA & OMB Memorandum M-07-16

November 28, 2011

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2012. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Comcast common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Comcast common stock through the date of the Company's 2012 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,

Vincent J. Smith

Enclosure

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Comcast Corporations' ("Company") policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Comcast Corporation request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation composed of both corporate members and state legislators.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16.79 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records* *http://www.senate.gov/pagelayout/legislative/one_item_and_teasers/opr.htm*)This figure may not include grassroots lobbying, to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

EXHIBIT B

Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

December 6, 2011

Re: **Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2012 Proxy Statement**

<u>OVERNIGHT MAIL</u>

Vincent J. Smith

FISMA & OMB Memorandum M-07-16

Dear Vincent Smith:

I refer to your letter dated November 28, 2011 proposing that the Board of Directors of Comcast take the necessary steps to authorize the preparation of a report disclosing certain matters relating to lobbying practices and policies.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting.

You have not satisfied the proof of ownership requirements of Rule 14a-8. Under this Rule, a beneficial holder may prove its beneficial ownership of the requisite amount of voting securities (in this case, Comcast Class A Common Stock) in one of two ways, by submitting to the company (i) a written statement from the "record" holder of the securities verifying that, at the time the beneficial holder submitted its proposal, it continuously held the requisite amount of such securities for at least one year or (ii) if the beneficial holder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the beneficial holder's ownership level, along with a written statement by the beneficial holder that it continuously held the required number of shares for the one-year period as of the date of the submission of the proposal. To date you have not proven your beneficial ownership of the required securities in either of the ways described above. In addition, your letter states only that you intend to hold for the required period "Comcast common stock". It does not specify that you own Comcast Class A Common Stock, which is voting stock. Comcast also has Comcast Class A Special Common Stock, which is non-voting stock and accordingly, may not be used to satisfy the procedural and eligibility requirements under Rule 14a-8.

Pursuant to Rule 14a-8, if we do not receive the necessary proof of ownership of Comcast Class A Common Stock from the record holder of your shares within 14 calendar days of your receipt hereof, we will not be able to consider your proposal for inclusion in Comcast's 2012 proxy statement and we will submit a no action request letter to the Securities and Exchange Commission indicating that we do not intend to include your proposal in our proxy.

Enclosed for your reference please find (i) a copy of Rule 14a-8 and (ii) recent guidance from the staff of the Securities and Exchange Commission regarding, among other things, (a) brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8 and (b) common errors shareholders can avoid when submitting proof of ownership to companies. We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,

Arthur R. Block
Senior Vice President, General
Counsel and Secretary

cc: William Aaronson
Brian Wolfe
Davis Polk & Wardwell

EXHIBIT C

EXHIBIT D

FOLLOWING ARE 2 PAGE(S) NOT INCLUDING COVER SHEET

DATE: 12/22/2011 Comcast Corporation

FAX MESSAGE TO: NAME: Arthur R Block

LOCAL:

FAX #: 215-981-7794

FAX MESSAGE FROM: Vincent A. Smith
(Originator)

Communications Workers of America
District 2-13
1370 Washington Pike, Suite 407
Bridgeville, PA 15017

Phone #: 412-221-2525
Fax#: 412-221-4422

TYPE PRIOITY: Urgent X Normal ____

Comments:

Please Send attached Account holdings At Fidelity for Comcast stock to verify my Ability as a Shareholder to submit a shareholder proposal (previously submitted) I have Requested a more detailed letter from Fidelity but have Not yet Received it.

If problem should occur during transmittal, please call: 412-221-2525

Page 37 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

Vincent Smith

FISMA & OMB Memorandum M-07-16

VIA Fax & Overnight Mail

December 8, 2011

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2012. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Comcast Class A common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Comcast Class A common stock through the date of the Company's 2012 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,

Vincent Smith

Enclosure

EXHIBIT E

Liz Wilderson

FOLLOWING ARE 1 PAGE(S) NOT INCLUDING COVER SHEET

DATE: 1-3-2012

FAX MESSAGE TO: NAME: Arthur Block, Comcast Corp.

~~LOCAL:~~

FAX #: 215-981-7794

FAX MESSAGE FROM: Vincent J. Smith
(Originator)

Communications Workers of America
District 2-13
1370 Washington Pike, Suite 407
Bridgeville, PA 15017

Phone #: 412-221-2525
Fax#: 412-221-4422

TYPE PRIOITY: Urgent X Normal ____

Comments:

Please find Attached letter from Fidelity verifing my ownership of stock The confirmation was requested as soon as I received your letter requesting it.

If problem should occur during transmittal, please call: 412-221-2525

Fidelity INVESTMENTS

December 19, 2011

VINCENT J SMITH

FISMA & OMB Memorandum M-07-16

Dear VINCENT SMITH:

Within your Fidelity individual brokerage account ending in ***FISMA & OMB Memorandum M-07-16*** you own a total of 1,056.813 shares of Comcast Corp New Cl A (CMCSA) as of the close of business on Friday, December 16, 2011. You became an initial shareowner as of 03/31/2006, and have consistently purchased additional shares up through September of 2011 through your company's employee stock purchase plan.

I hope this information is helpful and if you have any additional questions, please contact Fidelity Stock Plan Services Sunday 5 p.m. through Friday 12 a.m. Eastern time at 800-544-9354.

Sincerely,

Jodi Shattuck

Jodi Shattuck
Stock Plan Services

Our file: W497387-15DEC11

Fidelity Brokerage Services LLC
FPI Executive Services

Two Contra Way T2D
Merrimack, NH 03054

EXHIBIT D

Comcast.

Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

December 6, 2011

Re: **Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2012 Proxy Statement**

VIA FAX AND OVERNIGHT MAIL

Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue, 31st Floor
New York, NY 10017

Dear Patrick Doherty:

I refer to your letter dated November 30, 2011, submitted on behalf of the New York State Common Retirement Fund (the "Fund"), proposing that the Board of Directors of Comcast take the necessary steps to authorize the preparation of a report disclosing certain matters relating to lobbying practices and policies.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting.

The Fund has not satisfied the proof of ownership requirements of Rule 14a-8. Under this Rule, a beneficial holder may prove its beneficial ownership of the requisite amount of voting securities (in this case, Comcast Class A Common Stock) in one of two ways, by submitting to the company (i) a written statement from the "record" holder of the securities verifying that, at the time the beneficial holder submitted its proposal, it continuously held the requisite amount of such securities for at least one year or (ii) if the beneficial holder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the beneficial holder's ownership level, along with a written statement by the beneficial holder that it continuously held the required number of shares for the one-year period as of the date of the submission of the proposal. To date you have not proven your beneficial ownership of the required securities in either of the ways described above. In addition, your letter states only that the Fund intends to holdfor the required period "Comcast Corporation shares". It does not specify that you own Comcast Class A Common Stock, which is voting stock. Comcast also has Comcast Class A Special Common Stock, which is non-voting stock and accordingly, may not be used to satisfy the procedural and eligibility requirements under Rule 14a-8. Furthermore, the letter does not state that the Fund has held the requisite value of such shares for the one-year period as of the date of the submission of the proposal.

Pursuant to Rule 14a-8, if we do not receive the necessary proof of ownership of Comcast Class A Common Stock from the record holder of the Fund's shares within 14 calendar days of your receipt hereof, we will not be able to consider the Fund's proposal for inclusion in Comcast's 2012 proxy statement and we will submit a no action request letter to the Securities and Exchange Commission indicating that we do not intend to include the Fund's proposal in our proxy.

Enclosed for your reference please find (i) a copy of Rule 14a-8 and (ii) recent guidance from the staff of the Securities and Exchange Commission regarding, among other things, (a) brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8 and (b) common errors shareholders can avoid when submitting proof of ownership to companies. We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,

Arthur R. Block
Senior Vice President, General Counsel and Secretary

cc: William Aaronson
Brian Wolfe
Davis Polk & Wardwell

EXHIBIT E

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	4418
CONNECTION TEL	912126814468
SUBADDRESS	
CONNECTION ID	
ST. TIME	12/06 17:21
USAGE T	04'42
PGS. SENT	18
RESULT	OK

Comcast

Comcast Corporation
Corporate Law Department
Fax Transmission
Phone: (215) 286-8475
Fax: (215) 286-4993
Email: lori_klumpp@comcast.com

Date:	December 6, 2011	Page(s):	18 (including cover)
From:	Lori Klumpp Corporate Law Department		
To:	Patrick Doherty	Fax: Phone:	212-681-4468
Re:			

EXHIBIT F

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Arthur R. Block, Comcast

Phone Number: 215 286 7564

Fax Number: 215 286 7794

Date: 12/8/11

Pages to follow: 1

Message:

J.P.Morgan

Daniel F. Murphy
Vice President
Client Service
Worldwide Securities Services

December 7, 2011

Arthur R. Block, Senior Vice President
General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

Dear Mr. Block,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller as sole Trustee of the New York State Common Retirement Fund, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Comcast Corporation continuously for at least one year as of November 23, 2011.

Please note, that J.P. Morgan Chase, as custodian and a member of the Depository Trust Company (DTC), for the New York State Common Retirement Fund, held a total of 10,923,493 shares of common stock as of November 23, 2011 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 8536 Facsimile: +1 212 623 0604 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.